CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Ethos Environmental, Inc. of our report dated September 5, 2006, on our audit of the balance sheet of Ethos Environmental, Inc. as of December 31, 2005, and the related statements of operations, stockholders' equity and cash flows for the year then ended.

Our report, dated September 5, 2006, contains an explanatory paragraph that states that Ethos Environmental, Inc. has experienced recurring losses from operations and has a substantial accumulated deficit at December 31, 2005. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PETERSON SULLIVAN PLLC

November 15, 2006
Seattle, Washington